Mise
Profit and Loss
January - December 2022

	Total
Income	
Direct Sales	207,983.63
Refunds & Adjustments	-22,501.18
Shipping Income	1,140.00
Total Income	$ 186,622.45
Cost of Goods Sold	
Cost of goods sold	0.00
3PL	34,090.00
Affiliate Commissions	893.75
Duty	15,486.50
Equipment rental	189.53
Material Costs	32,643.55
Merchant Service Fees	9,667.49
Shipping	45,748.08
Subcontractor expenses	12,055.54
Total Cost of goods sold	$ 150,774.44
Total Cost of Goods Sold	$ 150,774.44
Gross Profit	$ 35,848.01
Expenses	
Advertising & Marketing	23,466.88
Bank fees & service charges	471.18
Business licences	100.00
Charitable Contributions	1,000.00
Contract labor	14,112.29
Customer Service	180.01
Employee benefits	
Worker's compensation insurance	244.78
Total Employee benefits	$ 244.78
Events	1,626.57
Insurance	6,188.21
Interest paid	1,220.87
Business loan interest	6,218.17
Credit card interest	700.53
Total Interest paid	$ 8,139.57
Legal & Professional	
Accounting Services	21,000.00
Legal Services	1,481.25
Total Legal & Professional	$ 22,481.25
Meals	3,853.35
Meals with clients	2,230.02
Travel meals	556.65
Total Meals	$ 6,640.02

Memberships & subscriptions			217.00
Merchant account fees			13.86
Office supplies			532.30
Parking & tolls			289.78
Payroll expenses			
Payroll services			801.49
Wages			89,711.54
Total Payroll expenses	$		**90,513.03**
QuickBooks Payments Fees			85.25
Reimbursements			122.45
Rent			170.00
Shipping & postage			1,116.87
Social Management & Copywriting			6,250.00
Software			3,729.50
Subcontractor Expenses			
Design Fees			9,998.12
PR Retainer			25,000.00
Returns Management			5,405.58
Total Subcontractor Expenses	$		**40,403.70**
Supplies			2,823.81
Taxes paid			
Payroll taxes			8,787.13
Total Taxes paid	$		**8,787.13**
Travel			4,261.62
Total Expenses	$		**243,967.06**
Net Operating Income	-$		**208,119.05**
Other Income			
Other income			2,500.00
Total Other Income	$		**2,500.00**
Net Other Income	$		**2,500.00**
Net Income	-$		**205,619.05**

Monday, Feb 13, 2023 11:39:59 AM GMT-8 - Accrual Basis

Mise
Balance Sheet
As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
Chase Business Checking	64,749.43
Paypal Clearing	1,725.18
Shopify Clearing	9,656.91
Total Bank Accounts	**$ 76,131.52**
Total Current Assets	**$ 76,131.52**
Fixed Assets	
Fixed Assets	
Accumulated Depreciation	-6,849.99
Computer Equipment	6,691.99
Furniture	1,257.00
Total Fixed Assets	**$ 1,099.00**
Inventory	121,599.42
Tooling	20,636.14
Total Fixed Assets	**$ 143,334.56**
TOTAL ASSETS	**$ 219,466.08**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Ink	-608.67
Chase CC - Erik	26,997.78
Chase CC Haehee	6,964.77
Total Chase Ink	**$ 33,353.88**
Total Credit Cards	**$ 33,353.88**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	2,496.68
Total Other Current Liabilities	**$ 2,496.68**
Total Current Liabilities	**$ 35,850.56**
Long-Term Liabilities	
Due to Studio Noyes - Chase LOC	49,364.52
MESO Loan	141,248.57
Total Long-Term Liabilities	**$ 190,613.09**
Total Liabilities	**$ 226,463.65**
Equity	
Owner draws	-2,409.91
Owner investments	341,237.03
Retained Earnings	-140,205.64
Net Income	-205,619.05
Total Equity	**-$ 6,997.57**
TOTAL LIABILITIES AND EQUITY	**$ 219,466.08**

Monday, Feb 13, 2023 11:38:06 AM GMT-8 - Accrual Basis

Mise
Statement of Cash Flows
January - December 2022

		Total
OPERATING ACTIVITIES		
Net Income		-205,619.05
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Fixed Assets:Accumulated Depreciation		6,849.99
Chase Ink		-608.67
Chase Ink:Chase CC - Erik		13,697.47
Chase Ink:Chase CC Haehee		6,964.77
California Department of Tax and Fee Administration Payable		2,496.68
Depreciation Expense		6,850.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	36,250.24
Net cash provided by operating activities	-$	169,368.81
INVESTING ACTIVITIES		
Fixed Assets:Computer Equipment		-1,099.00
Inventory		-121,599.42
Tooling		-20,636.14
Net cash provided by investing activities	-$	143,334.56
FINANCING ACTIVITIES		
Due to Studio Noyes - Chase LOC		49,364.52
MESO Loan		141,248.57
Owner investments		155,636.14
Retained Earnings		-6,849.99
Net cash provided by financing activities	$	339,399.24
Net cash increase for period	$	26,695.87
Cash at beginning of period		49,435.65
Cash at end of period	$	76,131.52

Monday, Feb 13, 2023 11:24:55 AM GMT-8